OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

DIVINIA Water, Inc.

149 Chestnut St.
Idaho Falls, ID 83402

www.diviniawater.com



6666 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 71,332 shares* of Common Stock ($106,998)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 6,666 shares of Common Stock ($9,999)

Company	DIVINIA Water, Inc.
Corporate Address	149 Chestnut St. Idaho Falls, ID 83402
Description of Business	Divinia Water is essential hydration without ingredients or additives. Divinia is free from toxic pollutants and chemicals, making it the healthiest option for consumers. Bottled in recyclable glass bottles with clean lines and timeless packaging, Divinia is easily recognized as an exceptionally unique product.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1.50
Minimum Investment Amount (per investor)	$201.00

Perks*

$402 + DIVINIA Water t-shirt

$1,005 + Free case of DIVINIA (24 pack)

$2,010 + Free case of DIVINIA (24 pack) and 1 month subscription of DIVINIA

$10,050 + Five cases of DIVINIA (24 pack) and 3 month subscription of DIVINIA

$50,250 + Ten cases of DIVINIA (24 pack) and 1 year subscription of DIVINIA

All perks occur after the offering is completed

<u>The 10% Bonus for StartEngine Shareholders</u>

DIVINIA Water, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 200 shares of Common Stock at $1.50 / share, you will receive 20 bonus shares of Common Stock, meaning you'll own 220 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

Divinia Water is essential hydration without ingredients or additives. Divinia is free from toxic pollutants and chemicals, making it what we believe to be the healthiest option for consumers. Bottled in recyclable glass bottles with clean lines and timeless packaging, Divinia is, in our opinion, easily recognized as an exceptionally unique product.

Sales, Distribution, & Customer Base

Sales

As of Q1 2018, Divinia maintains diverse revenue streams through three different avenues. First is direct-to-consumer sales, made via Divinia's e-commerce store (www.diviniawater.com), Amazon, and local deliveries; consumers are either private individuals, stores, or private doctor practices. Second route is retail sales through

outlets/grocery stores located in Idaho and Wyoming. Third stream is from sales to distributor and authorized resellers, with business in Hawaii and Southern California.

Distribution

Divinia has built a simple but unique distribution plan. Expansion into cities is contingent upon the establishment of hubs owned and operated by Divinia. Each Divinia hub will service distribution within a 300 mile radius. These hubs are pre-fabricated and, once complete, will be shipped to the new warehouse location; approximate set-up of anew hub is believed to take 3 days to 1 week.

In the future, we anticipate distribution channels will be established through relationships with regional brokers/wholesalers who will update the company on demands and trends for each market. Distribution will be made with restaurants, high-end resorts, gyms, exercise studios, specialty stores, etc. We will have the capabilities to ship/deliver to our customers directly or through brokers. Direct shipment helps reduce last mile costs, which are often associated with approximately 28% of the total transportation charges. Direct delivery helps customers save in storage/warehouse costs as we can plan for just-in-time delivery of inventory.

Customers

According to a 2013 article in Foodnavigator-USA.com, natural and organic foods sales rose "... $81.3 billion in 2012, up 13.5% from the year before. But two small 'power shopper' groups, together comprising 18% of consumers, account for almost half of all sales of natural/organic products, according to a recent study by Information Resources Inc. and SPINS. This leaves 82% of consumers who still haven't reached their buying potential in this fast-growing CPG segment." SPINS and IRI surveyed 5,000 consumers for the study and found that two of the seven segments, dubbed True Believers and Enlightened Environmentalists, comprise 46% of all natural/organicproduct sales.

We believe Divinia is the ideal brand for consumers who seek natural foods, clean ingredients, high standards, and transparent operations. Below are the target customer groups:

- *True Believers* – These shoppers are passionate about staying fit and healthy. They are focused on trying new things, serving as strong role models for their children, and are strong believers in the benefits of natural/organic products. True Believers enjoy a median income of $65,000, have an average age of 40, attended college and, in some cases, embarked on post-graduate studies.

- *Enlightened Environmentalists* – This segment is passionate about the environment and making good choices to support it. These shoppers are making a real effort to make healthier choices and will go out of their way to shop at stores that carry natural/organic products. Enlightened Environmentalists are older than True Believers, averaging 63 years old, attended graduate school and have a median income of $57,000.

- *Healthy Realists* – Being healthy and fit and making exercise a priority is important to these shoppers. They are often the first among their friends to try something new, but can have difficulty deciding whether to buy healthy or traditional products. Their average age is 39; they have attended college and earn a median income of $65,000

Customer Needs

According to a study conducted by IRI and SPINS, True Believers and Enlightened Environmentalists (who make up 46% of natural/organic food sales) are willing to pay more forbeverages that are organic, all natural, non-GMO, eco-friendly, and fair trade; Healthy Realists will pay more forall natural foods. Additionally, all three types of consumers look for beverages made with all natural ingredients and taste best.

Divinia meets the needs of all three types of main consumers. The functional hydrating qualities of Divinia (without ingredients or additives), the purity of water (free from toxic pollutants or chemicals), and award-winning taste (silver medal at Berkeley Springs) make Divinia an easy purchase for all three targeted consumer groups.

The beverage industry is growing more and more diverse. Bottle waters promise new levels of hydration from alkaline water to ocean water, appealing to the 83% of consumers who want a functional benefit in their water according to Beverage World. Mintel reports that although price is a factor for 62% of consumers, over half of them(53%) prefer to drink premium bottled waters. Furthermore, 39% of consumers indicate that premium water is worth the cost. According to Beverage Industry, purchases for the home are made at grocery stores (34%), convenience stores (29.5%), and warehouseclubs/supercenters (19%).

Direct Competitors

Bottled water is a highly competitive, saturated category within the beverage industry. The majority of bottled water in the United States is made up of small companies (10 employees or less) who generate less than $10 million in annual sales. In 2017 private labeled brands dominate the category amassing over $2.5 billion in sales collectively, up 5.8% from the previous year. However, brands owned by PepsiCo and Coca Cola are key competitors in the landscape with about $1 billion dollars in sales for Dasani (-1.2%) and Aquafina (+2.4%), each. Nestlé Pure Life and and Glaceau SmartWater come in at fourth and fifth place with $908 million (+1.9%) and $828 million (-3.2%) respectively, all according to Information Resources, Inc. in respect to PET/bottled water sales in supermarkets, drug stores, convenience stores, mass merchandise,etc.

Indirect Competitors

With consumers looking for functionality in their drinks, some are moving outside of bottled water and into ready-to-drink tea and sport beverages. According to a study by the International Bottled Water Association "...bottled water added more gallons to its per-person consumption rate in ten years than either ready-to-drink tea or sports

beverages reached by the end of that period," with about 5 gallons per American in 2015.

Information Resources, Inc. lists the best-selling brands of energy drinks (dollar sales in millions) for 2017, with percentage change from the prior year in parentheses, as: 1. Red Bull, $2,929.9 (-1.1%); 2. Monster Energy, $1,570.4 (+3.7%); 3. Red Bull SugarFree, $733.9 (+6.3%); 4. Monster Energy Zero, $560.9 (+18.2%); 5. NOS, $411.0 (-0.9%).

Top-selling brands of RTD teas in 2018 (sales in millions), with change from the previous year in parentheses: 1. Lipton Pure Leaf, $720.5 (+8.2%); 2. AriZona, $584.4 (-8.1%); 3. Gold Peak, $396.3 (-+8.8%); 4. Lipton Brisk, $370.2 (+8.5%); 5. Lipton, $287.8 (-7.3%).

Liabilities and Litigation

No litigation

The team

Officers and directors

Steven Sedlmayr	President, CEO & Director
Crosby Sedlmayr	COO & Director
Remy Sedlmayr	Treasurer
Kiersten Landers	Secretary
Ron Mezzetta	Director
Michael Breen	Director
Dr. Sheldon Lu	Director

Steven Sedlmayr
In the early 1980's, Sedlmayr founded Advanced Displays Technology, Inc., where he pioneered the first million pixel display and patented one of the first digital laser projectors in existence, which was the basis to his second display company in the early 90's. He went through SEC registration and took the ADTI public on NASDEQ. Upon the lucrative exit of the company, Sedlmayr pursued water filtration technology by inventing a revolutionary purification process. This same process is the foundation to Divinia Water and is what gives us our competitive advantage, changing the way people perceive bottled water. Foreseeing future market trends and consumer demands, Sedlmayr has taken Divinia from strength to strength in its evolution from small family business to industry interrupter. Sedlmayr founded the company in 2014 and incorporated Divinia in October 2015; he has dedicated all of his full time and effort to Divinia since early 2014. He serves as the company's President and CEO since inception of the company, October 2015.

Crosby Sedlmayr

Crosby has worked alongside Steven since the inception of Divinia, becoming COO and co-founder in October 2015. From 2005 - 2008, Crosby attended Northern Arizona University where he sought a degree in mechanical engineering. From April 2012 to September 2015, Crosby was hired as a call center manager at wellness vitamin company, Melaleuca, where he supervised 25+ employees. Instrumental in the development and research of Divinia Water technology, Sedlmayr maintains the day-to-day operations/functions of the company while driving the company forward in advanced scientific development and research and works only full time at Divinia.

Remy Sedlmayr
Remy has over 20 years of office management and bookkeeping and helped Steven take their company public in the 80's. She is instrumental in the maintenance of important documents and financial records. Remy works closely with our CPAs to make sure that Divinia is compliant in the realm of taxes, payroll, banking, etc. and is the liaison between Steven and Kiersten, helping to provide important legal documentation to the IRS, SEC, and other governmental agencies. Remy has been with Divinia full time since 2014 and became Treasurer in October 2015, when the company was officially incorporated.

Kiersten Landers
Kiersten has worked with the company since its early days and carved a role for herself as co- founder and secretary in October 2015. In July 2015, before joining Divinia, Kiersten was appointed regional sales manager for BTH Hospitality Group, where she lead sales efforts and assisted in the opening of a new Hilton hotel. She left in September 2015 to augment sales efforts at Divinia Water. She attended Loyola Marymount University and has a degree in Business Administration - Entrepreneurship. Kiersten works full time with the CEO in harnessing legal matters, marketing, customer service, compiling important documents, and assisting with investor relations.

Ron Mezzetta
In 2017, Ron joined Divinia's board bringing with him a wealth of experience and knowledge in food manufacturing and marketing. Mr. Mezzetta was previously President and General Manager of Mezzetta Foods, a company that creates sauces and condiments as a national brand. In 2004, Ron retired from Mezzetta Foods, appointing his son, Jeff, as President. Ron is President of MacArthur Court Properties and Mezzetta Court Ventures, both commercial real estate companies.

Michael Breen
Before joining Divinia's board in 2017, Mickey became CEO of Convergent Mobile in 2013 and has continued to drive success by raising equity, building strong relationships, evolving products and establishing 25%+ year over year growth for the last four years. Previously, he lead expansive growth for over 18 years in the finance industry working for companies that include JPMorgan Chase, Cornerstone Mortgage Capital and First Security.

Dr. Sheldon Lu

Sheldon has been a board member of Divinia since the company officially incorporated in 2015. Dr. Sheldon Lu, DMD, is a board certified periodontist.. After graduating in 2007 from University of Pittsburgh, School of Dental Medicine, Sheldon became a commissioned dental officer serving in the US Army Dental Corp. In 2012 Sheldon successfully completed his training in the specialty of periodontics from the US Army Advanced Education in Periodontics and received his specialist certificate, as well as a Master of Science degree in Oral Biology from Georgia Regent University. Since December 2015, Dr. Lu owns and operates his own practice in California.

Number of Employees: 11

Related party transactions

The company has a convertible note of $272,000 with board members Ron Mezzatta & Mickey Breen. The terms are a 5% interest charge per annum fixed. Minimum payments are anticipated to be interest only of $1,458.33 a month and will not start until approximately 4 months after equipment purchased is installed. There is an additional $78,000 available on this note for equipment purchases. The principal is not payable for 5 years. This note carries warrants of 600,000 shares of Common Stock at $0.50 per share, upon exercise will which will bring in $300,000 in capital funding.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **The Company's value is heavily dependent on its intellectual property.** One of the Company's most valuable assets is its intellectual property. We currently hold a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe the most valuable component of our intellectual property portfolio is our in-house R&D and trade secrets. The Company does require employees and possible partners to sign Non-Disclosure Agreements to mitigate the risk of leaked information. The Company intends to continue in the practice of obtaining signed NDAs from outside parties that are privy to such technical and protected information.
- **Investments in small businesses and start-up companies are often risky.** The Company's management may be inexperienced and investors will not be able to evaluate the Company's operating history. Small businesses may also depend heavily upon a single customer, supplier, or employee whose departure would seriously damage the company's profitability. The demand for the company's product may be seasonal or be impacted by the overall economy, or the company could face other risks that are specific to its industry or type of business. The Company may also have a hard time competing against larger companies who can negotiate for better prices from suppliers, produce goods and services on a large scale more economically, or take advantage of bigger marketing budgets. Furthermore, a small business could face risks from lawsuits, governmental regulations, and other potential impediments to growth.
- **The Company may need additional capital, which may not be available.** The

Company may require funds in excess of its existing cash resources to fund operating deficits, develop new products or services, establish and expand its marketing capabilities, and finance general and administrative activities. Due to market conditions at the time the Company may need additional funding, or due to its financial condition at that time, it is possible that the Company will be unable to obtain additional funding as and when it needs it. If the Company is unable to obtain additional funding, it may not be able to repay debts when they are due and payable. If the Company is able to obtain capital it may be on unfavorable terms or terms which excessively dilute then-existing equity holders. If the Company is unable to obtain additional funding as and when needed, it could be forced to delay its development, marketing and expansion efforts and, if it continues to experience losses, potentially cease operations.

- **There are several potential competitors who are better positioned than we are to take the majority of the market.** The Company faces competition from other companies, some of which might have received more funding than the Company has. One or more of the Company's competitors could offer services similar to those offered by the Company at significantly lower prices, which would cause downward pressure on the prices the Company would be able to charge for its services. If the Company is not able to charge the prices it anticipates charging for its services, there may be a material adverse effect on the Company's results of operations and financial condition. In addition, while the Company believes it is well-positioned to be the market leader in its industry, the emergence of one of its existing or future competitors as a market leader may limit the Company's ability to achieve national brand recognition, which could also have a material adverse effect on the Company's results of operations and financial condition.

- **The Company's growth relies on market acceptance.** While the Company believes that there will be significant customer demand for its products/services, there is no assurance that there will be broad market acceptance of the Company's offerings. There also may not be broad market acceptance of the Company's offerings if its competitors offer products/services which are preferred by prospective customers. In such event, there may be a material adverse effect on the Company's results of operations and financial condition, and the Company may not be able to achieve its goals.

- **The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.** The Company may not have the internal control infrastructure that would meet the standards of a publicly-held company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

- **Forward Looking Statements.** The information available to Investors may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by the fact that they do not relate strictly to historical or current facts. Forward-looking statements often include words such as "anticipates," "estimates," "expects," "projects," "intends," "plans," "believes" and words and terms of similar substance in connection with discussions of future operating or financial performance. Examples of forward-looking statements include, but are not limited to, statements regarding: (i) the adequacy of a Company's funding to meet its future needs, (ii) the revenue and expenses expected over the life of the Company, (iii) the market for a company's goods or services, or (iv) other similar matters. Each Company's forward-looking statements are based on management's current expectations and assumptions regarding the Company's business and performance, the economy and other future conditions and forecasts of future events, circumstances and results. As with any projection or forecast, forward-looking statements are inherently susceptible to uncertainty and changes in circumstances. The Company's actual results may vary materially from those expressed or implied in its forward-looking statements. Important factors that could cause the Company's actual results to differ materially from those in its forward-looking statements include government regulation, economic, strategic, political and social conditions and the following factors: changes in consumer behavior; recent and future changes in technology, services and standards; changes in the plans, initiatives and strategies of the third parties that are necessary or important to the Company's success; changes in a Company's plans, initiatives and strategies, and consumer acceptance thereof; competitive pressures, including as a result of changes in technology; the Company's ability to deal effectively with economic slowdowns or other economic or market difficulties; the failure to meet earnings expectations; changes in tax, federal communication and other laws and regulations; changes in U.S. GAAP or other applicable accounting policies; the adequacy of the Company's risk management framework; the impact of terrorist acts, hostilities, natural disasters (including extreme weather) and pandemic viruses; increased volatility or decreased liquidity in the capital markets, including any limitation on the Company's ability to access the capital markets for debt securities, refinance its outstanding indebtedness or obtain equity, debt or bank financings on acceptable terms; a disruption or failure of the Company's or its vendors' network and information systems or other technology on which the Company's businesses rely; other risks and uncertainties which may or may not be specifically discussed in materials provided to Investors; and changes in foreign exchange rates and in the stability and existence of foreign currencies. Any forward-looking statement made by a Company speaks only as of the date on which it is made. Companies are under no obligation to, and generally expressly disclaim any obligation to, update or alter their forward-looking statements, whether as a result of new information, subsequent events or otherwise. The foregoing risks do not purport to be a complete explanation of all the risks involved in acquiring equity securities in a Company. Each Investor is urged to

seek its own independent legal and tax advice and read the relevant investment documents before making a determination whether to invest in a Company.

- **Tax Risks.** Tax risks relating to investments in Companies can be difficult to address and complicated. You should consult your tax advisor for information about the tax consequences of purchasing equity securities of a Company.
- **Withholding and Other Taxes.** The structure of any investment in a Company may not be tax efficient for any particular Investor, and no Company guarantees that any particular tax result will be achieved. In addition, tax reporting requirements may be imposed on Investors under the laws of the jurisdictions in which Investors are liable for taxation. Investors should consult their own professional advisors with respect to the tax consequences to them of an investment in a Company under the laws of the jurisdictions in which the Investors and/or the Company are liable for taxation.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Steven Sedlmayr, 49.6% ownership, Common Stock

Classes of securities

- Common Stock: 10,872,089

  The Company is authorized to issue up to 20,000,000 shares of common stock. There are a total of 10,872,089 shares currently outstanding.

  #### Voting Rights *(of this security)*

  Each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote of shareholders.

  Any holder of shares entitled to vote on any matter may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, other than elections to office, but, if the shareholders fails to specify the number of shares such shareholder is voting affirmatively, it will be conclusively resumed that the shareholder's approving vote is with respect to all shares such shareholder is entitled to vote.

  Unless otherwise provided by Idaho law or by the Articles of Incorporation or these bylaws, the affirmative vote of the holders of a majority of the share entitled to vote on the subject matter at a meeting in which a quorum is present shall be the act of the shareholders. Where a separate vote by class or classes is required, the affirmative vote of the holders of a majority of the shares of such class or classes at a meeting in which a quorum is present shall be the act of such class or classes, except as otherwise provided by Idaho law or by the Articles of

Incorporation or these bylaws.

Dividend Rights

The Board of Directors may from time to time declare. and the Corporation may pay dividends on its outstanding shares in the manner and upon the terms and conditions provided by Idaho law.

No distribution may be made if, after giving it effect:

a) The Corporation would not be able to pay its debts as they become due in the usual course of business; or

b) The Corporation's total assets would be less than the sum of its total liabilities plus (unless the Articles of Incorporation permit otherwise), the amount that would be needed , if the Corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Rights to Receive Liquidation Distributions

See part "b" of above

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by any additional classes of stock that we may designate in the future.

- Convertible Notes into Common Stock: 0

Current Convertible Note

The company has a convertible note of $272,000 with board members Ron Mezzatta & Mickey Breen. The terms are a 5% interest charge per annum fixed. Minimum payments are anticipated to be interest only of $1,458.33 a month and will not start until approximately 4 months after equipment purchased is installed. There is an additional $78,000 available on this note for equipment purchases. The principal is not payable for 5 years. This note carries warrants of 600,000 Common Stock at $0.50 per share, upon exercise will which will bring in $300,000 in capital funding.

The company has a convertible promissory note for $1,000 with Bruce Sanders

which can convert into the equivalent amount of principal and interest earned in shares at a strike price of $1.00 per share of Common Stock.

The company has a convertible promissory note for $10,000 at 8% per annum with Robin R. Kaowili which can convert into 1the equivalent amount of principal and interest earned in shares at a strike price of $1.00 per share of Common Stock.

The company has a convertible promissory note for $10,000 at 8% per annum with Lorna Kometani which can convert into the equivalent amount of principal and interest earned in shares at a strike price of $1.00 per share of Common Stock.

The company has a convertible promissory note for $10,000 at 8% per annum with Steve & L. Kaui Stanfield which can convert into the equivalent amount of principal and interest earned in shares at a strike price of $1.00 per share of Common Stock.

Voting Rights of Common Stock upon conversion *(of this security)*

Each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote of shareholders.

Any holder of shares entitled to vote on any matter may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, other than elections to office, but, if the shareholders fails to specify the number of shares such shareholder is voting affirmatively, it will be conclusively resumed that the shareholder's approving vote is with respect to all shares such shareholder is entitled to vote.

Unless otherwise provided by Idaho law or by the Articles of Incorporation or these bylaws, the affirmative vote of the holders of a majority of the share entitled to vote on the subject matter at a meeting in which a quorum is present shall be the act of the shareholders. Where a separate vote by class or classes is required, the affirmative vote of the holders of a majority of the shares of such class or classes at a meeting in which a quorum is present shall be the act of such class or classes, except as otherwise provided by Idaho law or by the Articles of Incorporation or these bylaws.

Dividend Rights *(include if applicable)*

The Board of Directors may from time to time declare. and the Corporation may pay dividends on its outstanding shares in the manner and upon the terms and conditions provided by Idaho law.

No distribution may be made if, after giving it effect:

a) The Corporation would not be able to pay its debts as they become due in the usual course of business; or

b) The Corporation's total assets would be less than the sum of its total liabilities plus (unless the Articles of Incorporation permit otherwise), the amount that would be needed , if the Corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Rights to Receive Liquidation Distributions

See part "b" of above

Rights and Preferences

The Corporation has only issued common shares of stock, of which each has the same the rights and preferences.

What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company

sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

Financial Statements

Our financial statements for the years ending December 2017 and 2106 can be found in Exhibit B to the form C of which this offering memorandum forms are a part.

Results of operations

Year ended December 31, 2017 compared to year ended December 31, 2016

Revenue

The company is fully operational and functional in selling, producing the product, and shipping it.

Revenue for the fiscal year 2017 increased to $183,713 from $179,746 in 2016.

In May 2018 we reached and have since sustained breakeven cash flow, however, we need to consistently purchase a greater amount of supplies than previously for the increased demand of sales, which puts a strain on our cash flow.

The company has successfully moved from literally a garage operation in 2015 to a functioning production facility in 2016 of approximately 3200 square feet and outgrew that facility within 6 months. That prompted the Company to move to a larger facility of approximately 14,000 sq feet in 2017. Those moves cut into the ability to produce the product for several months, causing a dip in sales.

Since January 1st, 2018 to July 24th, 2018 the sales have increased by an estimated greater than 315% (unaudited) from the previous year Jan 1st, 2017 to July 24th, 2017, showing the increased demand for the product.

The company has invested a substantial amount of money and time in the streamlining of their operations and the equipment to produce a greater amount of product. For instance, a vapor distiller that is 10 times more efficient than the ones in current usage is purchased and waiting to be installed after the electrical changes to the building is made. A bottling line has been ordered with a down payment made, which we believe will be delivered within the next few months.

Financial Milestones

Our Balance Sheet from our compiled financial statements shows net Sales of 2016 of $179,746 (USD) and 2017 of $183,713. That is an increase of $3967. In 2016 Divinia Water, Inc. was building out its first plant and only operated at a full capability for 5 of the 12 months. The majority of our customer base was web sales with few local buyers, and as a result, sales fell due to cold weather shipping of water in glass with standard shipping companies. Only 4 of our proprietary processors at that time were online to make water.

In 2017 plans were implemented in helping to realize the production potential of Divinia Water, Inc, as it became apparent that the sales orders were outstripping the capability of production, with a backlog occurring of several months. We believe this hurt our sales effort, as people were disgruntled over having to wait several weeks, if not months, for their orders.

In 2017 we moved into a 14,000 square foot production facility that was refurbished for our needs and properly outfitted to house the production equipment of the water production. Cleanrooms for bottling were erected along with ample manufacturing construction areas for building the Sedlmayr propriety water purifier devices. It took us 4 months for a refurbishment of the new facility, however, we were still operating out of the old facility. That resulted in Divinia Water, Inc having to divide their time between the build-out and marketing of their product, hurting the sales effort. Research and development of the devices at the new facility was priority one with making a purifier that produces the water quicker and more efficiently. Five

newer generation purifiers were produced and brought online throughout the 2017 year. Bringing the water production up 50%.

Cost of Goods Sold (GOG) rose in 2017 to $116,793 from $83,695 in 2016 as the Company moved from mason jars, purchased at outlets such as Walmart, to ordering a custom bottle with a unique shape to increase brand awareness. The administrative team felt the new bottles also demanded a label, along with needing a capping machine for ROPP caps. These caps are security caps as required by retail outlets. These moves were implemented for the future with a look ahead when the time that Divinia would be sold in retail outlets, such as grocery stores, Amazon, etc., along with Divinia needing a strong brand recognition. The new bottles were ordered at the end of 2016 and implemented in 2017.

We believe that this investment in the future has paid off in 2018, with our unaudited sales YTD being greater than $214,000 as of July 26, 2018. This is an increase over 2017 when our sales at the same time was approximately $67,000, an increase of over 315%.

Also, in 2017, the total operating expenses rose from $397,793 in 2016 to $584,854. The increased expenses were largely due to an increase in depreciation of equipment, leasehold improvements, an increased payroll (more employees were hired for full time to increase production capability), increased insurance costs, and an increase in rent for the larger facility.

Through the course of 2017 Divinia Water, Inc experienced increased cost in packaging, mainly having a custom corrugated shipping box to withstand the rigors of shipping. Divinia has secured a local producer of corrugated with what we believe are reasonable costs.

We are currently at the limit on the amount of water that we can produce, thus the amount of money that can be generated since we have a proprietary process for the water generation. The raise will help us produce more of our water processors and increase the ability to increase income. We have already purchased a vapor distiller that produces 800 gallons of water per day, rather than the 80 gallons per day that we currently produce. It will be installed within a short period of time. This will increase the ability to make more water for our water processing units, increasing our income. We will be using the results of this raise for producing more of our water producers, increasing income.

We are also using the raise from this effort, $106,998 for accomplishing the independent audit of our financials so that the raise can continue on for an additional $1 million raise.

The Use of Proceeds for the $106,998 indicates that the corporation would use the funds for increasing our capacity to meet the sales demand for the orders currently being placed. This will require an increase in expenses for new supplies and general working capital.

Our current pricing is based on 12 or 24 count cases at $55.00 and $101.00, respectively. For retail, we schedule wholesale pricing to be between $1.95 - $2.05 per bottle with an MSRP between $3.15 - $3.50. This puts Divinia in a range of $0.20 - $0.22 per ounce. The average cost of Perricone Water, a hydrogen water with perceived health benefits, ranges between $0.30 - $0.36 per ounce depending on the can size.

The company is installing, with the help of the maximum raise of $106,998, a new vapor distiller that already paid for and is capable of distilling approximately 800 gallons per day for the Sedlmayr water processor. Upon installation, this would allow a maximum of 6400 bottles per day to be produced. However, the company does not have enough processors for this quantity of water, nor the capability to bottle this much. At the current time the company can make enough water for approximately 1,022 bottles per day if everything is running properly and there are no breakdowns or problems, which do occur on an irregular basis. The new distiller would allow the company to produce enough water for 1500 bottles per day if an additional 9 distillers were built and installed. Thus the need for an additional capital raise.

If the $1 million crowdfunding occurs we would increase the number of our water processing units allowing more water to be made. We are anticipating that we might be able to increase our yearly income to over $ 1,126,108 income with the raise of $1 million and lowering our overall costs of production by added efficiencies and economy of scale. If this would occur, the historical data for the company operations and purchasing show that packaging costs would be approximately $62,703, overhead $542,795, Cost of Goods Sold $130,650, allowing for a $195,000 profit. These numbers are estimates and do not take into consideration discounts for scaling. This would also allow the corporation to drop the price of their product to increase sales. The above numbers are estimates based on historical costs for the company and may or may not be attainable, and do not take into account a scaling factor.

In the past, the problems we have had are lack of capital and the problem of shipping water during the winter time, as the amount of water that is included in the bottle must be reduced due to the risk of water freezing in the bottles. We have started to move away from the dependency of total reliance on web sales and have incorporated a distribution network that are receiving pallets of our water for sales. This shipping method is faster and can be shipped in trucks that are heated until they arrive at the distribution point, therefore, reducing the requirements that we reduce the amount of water in our bottles, satisfying customers who would not have purchased otherwise.

Liquidity and Capital Resources

The company intends for a crowdfunding raise of a minimum of $9,999 and maximum of $106,998. The Company is currently operating at break even for cash flow purposes. Upon completion of a maximum crowdfunding raise of $106,998 we intend to amend to raise up to $1,060,998 total. The company plans to continue raising capital with a target of $5 million within the next year and within 2 years a goal to raise $35 million in additional capital. This capital raise plan is necessary to fund a

build-out of production facilities and sales and marketing to distribute nationwide and expand to global markets.

The Company is going to use a small portion of the proceeds of this offering for expanding the offering into an additional $1 million dollar raise. The additional capital will allow the Company to build more processors to meet additional sales needs. In addition, the capital raised will be used to increase the efficiency of the processors to possibly make them augment production capacity, thus increasing the amount of water each processor is capable of making, which helps increase the net income.

The raise is also intended to help with the installation of an automated bottling line that has already been specially built for the Company. The bottling line is capable of bottling 50 bottles per minute or more, meaning that it can produce approximately 3000 bottles per hour or more. Current production is limited to around 600 bottles per day, so the new bottling line could potentially increase the output of the current factory by a factor of 40 times or more for bottling capability.

Fund raises will allow for increased production and sales of water for the next 6 months as additional capital is scheduled to be raised for continuous growth. The company has not pursued other lines of credit, notes or loans than listed below.

Indebtedness

The company currently carries debt with 3 institution as of 23, July 2018. 1.) Square: Original loan was $23,940 with a current balance of $13,093, paid by a 14% of sales when processed through their system. A $2,940 flat fee was paid when loan was initiated and there is no interest charge. 2.) Paypal original loan $14,175 with a current balance of $5,519. A Flat fee was charged when the loan was initiated of $1,175. The Note is paid by withholding 30% of sales made when processed through their system. This loan has no interest charge 3.) The company has an auto purchase loan with BMW for $30,952 at 3.9% for 60 months with monthly payments of $568.63 originated 12/20/2016. The company has a convertible promissory note for $1,000 with Bruce Sanders which can convert into the equivalent amount of principal and interest earned in common stock at a strike price of $1.00 per share. The company has a convertible promissory note for $10,000 at 8% per annum with Robin R. Kaowili which can convert into the equivalent amount of principal and interest earned in common stock at a strike price of $1.00 per share. The company has a convertible promissory note for $10,000 at 8% per annum with Lorna Kometani which can convert into the equivalent amount of principal and interest earned in common stock at a strike price of $1.00 per share. The company has a convertible promissory note for $10,000 at 8% per annum with Kevin Boland which can convert into the equivalent amount of principal and interest earned in common stock at a strike price of $1.00 per share. The company has a convertible promissory note for $30,000 at 8% per annum with Steve & L. Kaui Stanfield which can convert the equivalent amount of principal and interest

earned common stock at a strike price of $1.00 per share. The company has a convertible note of $272,000 with board members Ron Mezzatta & Mickey Breen. The terms are a 5% interest charge per annum fixed. Minimum payments are anticipated to be interest only of $1,458.33 a month and will not start until approximately 4 months after equipment purchased is installed. There is an additional $78,000 available on this note for equipment purchases. The principal is not payable for 5 years. This note carries warrants of 600,000 shares of Common Stock at $0.50 per share, upon exercise will which will bring in $300,000 in capital funding.

Recent offerings of securities

- 2017-07-20, Regulation D of the Securities Act of 1933, Rule 506(b) safe harbor as amended by the Jobs Act, 200000 Common Shares. Use of proceeds: Normal operations of Divinia Water, Inc along with purchases of equipment.

Valuation

$16,308,133.50

The Board of Directors of Divinia Water, Inc. have not undertaken any efforts to produce a formal evaluation of the Company by an independent third party. The price of these notes merely reflects the opinion of the board as to what would be fair market value. The Company has based this opinion on the strength of its intellectual property its proprietary trade secret for the purity of our water), the experience of the management team, its sales, and operations. The Company has also compared the value of similarly situated competitors and believes that the valuation is correct to the best of their abilities. We believe our valuation is well-placed due to the strengthening non-alcoholic beverage market (https://www.statista.com/outlook/20000000/109/non-alcoholic-drinks/united-states), specifically the burgeoning Bottled Water segment (https://www.statista.com/outlook/20010000/109/bottled-water/united-states), where Bottled Water is now being consumed more than Soda (https://www.marketwatch.com/story/americans-now-drink-more-bottled-water-than-soda-2017-03-09). Divinia is uniquely positioned in this market due to the company's core model of offering functional water that is currently in clinical trials, localized production facilities for cost and minimized carbon emissions, as well as further lessening Divinia's environmental impact through its packaging. A comparison of the same market buy-outs of beverage companies has shown large multiples. Setting the precedence in 2007 was Coca-Cola's buy out of Glaceau (Smart Water) for $4.1 Billion, which is roughly an 11-times multiple of their $350 Million in annual revenues (https://www.investopedia.com/articles/markets/081315/vitaminwater-has-been-cocacolas-best-purchase.asp). Further supporting the argument for our valuation in the health-oriented "functional" drinks is Dr. Pepper Snapple Group's purchase of Bai for $1.7 Billion with annual sales of roughly $210 Million(https://www.bevnet.com/news/2017/dps-completes-bai-acquisition). In Coca-Cola's quest to bolster slumping soda sales, Coca-Cola is even acquiring older brands with only a local presence, such as Topo Chico for $220 million with $63.5 Million in

sales(https://www.dallasnews.com/business/business/2017/10/02/breaking-coca-cola-buy-texas-cult-favorite-sparkling-water-brand-topo-chico). Further supporting our evaluation is that Divinia Water, Inc. sold shares to accredited investors in July of 2017 for a post evaluation of $10,872,089. One of these investors was involved in the food industry for over 30 years managing a large firm. At that time the installation in Idaho Falls for the new facility was not fully complete and we only had 7 processors running at that time. We believe that he invested in that evaluation because he saw the potential that Divinia Water, Inc. has to offer, and knowing the beverage market segment. Since then we have completed our facility, ordered a bottling line, and purchased, awaiting installation, a new vapor distiller that is 10 times more efficient than the current installed one, and increased our revenue YTD over %315, and perfected a new generation of processors. We believe that these new developments justify the increase in the evaluation from 1 year ago.

USE OF PROCEEDS

	Minimum	Maximum
Total Proceeds:	$9,999	$106,998
Less: Offering Expenses	$1001	$10,700
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$8,398	$89,878
Use of Net Proceeds:		
Production	$5,038	$53,926
Working Capital	$3,360	$35,952
Total Use of Net Proceeds	$8,398	$89,878

The use of net proceeds at the minimum raise amount will be to increase our capacity to meet the sales demand for the orders currently being placed. This will require an increase in expenses for new supplies and general working capital.

The use of net proceeds at the maximum amount will include the investments made at

the lower funding levels as well as increasing or production capacity to meet the anticipated demand and increase sales.

As net proceeds increase additional funding will allow for equipment to increase production capacity and lower labor costs. Additional processors will also be built to increase the volume of water production. At the higher funding levels, there will be funds allocated for marketing and advertising. Specifically targeting the wellness industry influencers.

It will also allow us to start planning for the next capital raise that allows us to start building these production plants in other cities, thereby increasing sales and revenue. Since the production facilities will be located in a regional area that allows us to distribute regionally, the shipping costs will be reduced allowing us to increase net income and lower expenses, making the product less expensive to purchase for consumers.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment";

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at https://www.diviniawater.com/annualreport in the bottom portion of the website/footer, labeled "Investor Portal". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR DIVINIA Water, Inc.

[See attached]

I, Steven R. Sedlmayr, the President/CEO of Divinia Water, Inc. hereby certify that the financial statements of Divinia Water, Inc. and notes thereto for the periods ending 2016 and 2017) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Divinia Water, Inc. has not yet filed its federal tax return for 2017.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 28 July 2018 (Date of Execution).

Steven R. Sedlmayr

President/CEO of Divinia Water, Inc.

28 July 2018

Divinia Water, Inc.

Financial Statements (Unaudited)

As of and for the years ended
December 31, 2017 and 2016

Divinia Water, Inc.

Years Ended December 31, 2017 and 2016

Table of Contents

Accountant's Compilation Report..1

Financial Statements

Balance Sheets..2
Statements of Operations...3
Statements of Shareholders' Equity (Deficit)...4
Statements of Cash Flows...5
Notes to Financial Statements..6



Accountant's Compilation Report

Board of Directors
Divinia Water, Inc.

Management is responsible for the accompanying financial statements of Divinia Water, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, shareholder's equity (deficit), and cash flows for the years then ended and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States. We have performed a compilation engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

We are not independent with respect to Divinia Water, Inc.

Wipfli LLP

Wipfli LLP

July 24, 2018
Idaho Falls, Idaho

Divinia Water, Inc.
Balance Sheets
(unaudited)

December 31,		2017		2016
Assets				
Current assets				
Cash and cash equivalents	$	122,951	$	204,828
Inventory		42,661		23,124
Total current assets		165,612		227,952
Fixed assets		622,374		397,709
Accumulated depreciation		(179,354)		(77,395)
Total fixed assets, net		443,020		320,314
Other assets				
Deferred tax asset		236,530		106,010
Security deposit		3,000		3,000
Total other assets		239,530		109,010
TOTAL ASSETS	$	848,162	$	657,276
Liabilities				
Current Liabilities				
Accounts payable	$	6,307	$	-
Current portion of long-term loans payable		11,373		5,740
Total current liabilities		17,680		5,740
Long-term liabilities				
Loans payable		41,312		25,311
Shareholder loan payable		56,062		158,968
Total long-term liabilities		97,374		184,279
TOTAL LIABILITIES		115,054		190,019
Capital stock		1,427,185		770,185
Retained earnings (deficit)		(694,077)		(302,928)
TOTAL SHAREHOLDERS' EQUITY		733,108		467,257
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)	$	848,162	$	657,276

See Independent Accountant's Compilation Report.

See accompanying notes to financial statements.

Divinia Water, Inc.
Statements of Operations
(unaudited)

For the years Ended December 31,		2017	2016
Sales, net	$	183,713 $	179,746
Cost of Sales		116,793	83,695
Gross profit		66,920	96,051
Operating expenses:			
Advertising and promotion		1,136	4,372
Business licenses and permits		240	6
Consulting		11,301	12,438
Contract labor		1,990	135
Depreciation		101,959	67,697
Dues and subscriptions		2,775	3,439
Insurance		12,435	2,621
Leasehold improvements		13,002	8,901
Meals and entertainment		9,123	10,982
Office supplies		50,606	42,233
Payroll and benefits		195,163	63,947
Production supplies and equipment		2,120	2,241
Professional fees		41,538	3,479
Rent		45,167	23,971
Repairs and maintenance		37,090	55,895
Research and development		25,332	57,105
Taxes		881	255
Telephone & internet		7,826	5,789
Training		664	10,054
Travel		12,876	11,669
Utilities		11,630	10,564
Total operating expenses		584,854	397,793
Net operating income (loss)		(517,934)	(301,742)
Non-operating income (expense)			
Interest earned		90	28
Interest expense		(3,825)	(3,447)
Total non-operating income		(3,735)	(3,419)
Net income (loss) before taxes		(521,669)	(305,161)
Deferred income taxes		130,520	75,050
Total net income (loss)	$	(391,149) $	(230,111)

See Independent Accountant's Compilation Report.
See accompanying notes to financial statements.

Divinia Water, Inc.
Statements of Shareholders' Equity (Deficit)
(unaudited)

Years Ended	Outstanding Shares	Capital Stock	Retained Earnings (Deficit)	Total Shareholders' Equity
Balances at January 01, 2016	8,100,000 $	94,000	(72,817) $	21,183
Net loss	-	-	(230,111)	(230,111)
Capital stock issued	1,533,161	676,185	-	676,185
Balances at December 31, 2016	9,633,161	770,185	(302,928)	467,257
Net loss	-	-	(391,149)	(391,149)
Capital stock issued	1,238,928	657,000	-	657,000
Balances at December 31, 2017	$ 10,872,089 $	1,427,185 $	(694,077) $	733,108

Common Stock, 20,000,000 shares authorized.

See Independent Accountant's Compilation Report.
See accompanying notes to financial statements.

Divinia Water, Inc.
Statements of Cash Flows
(unaudited)

Years Ended December 31,		2017	2016
Increase (decrease) in cash:			
Cash flows from operating activities:			
Net loss	$	(391,149) $	(230,111)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation		101,959	67,697
Changes in operating assets and liabilities:			
Inventory		(19,537)	(23,124)
Other assets		(130,520)	(75,050)
Accounts payable - trade		6,307	-
Net cash provided by (used in) operating activities		(432,940)	(260,588)
Cash flows from investing activities:			
Purchases of property and equipment		(197,291)	(163,016)
Proceeds from notes receivable - stockholders		(102,906)	(77,753)
Net cash used in investing activities		(300,197)	(240,769)
Cash flows from financing activities:			
Net proceeds (payments on) loans payable		(5,740)	-
Capital stock issued		657,000	676,185
Net cash provided by (used in) financing activities		651,260	676,185
Net change in cash		(81,877)	174,828
Cash at beginning of year		204,828	30,000
Cash at end of year	$	122,951 $	204,828
Supplemental cash flow information:			
Cash paid during the year for:			
Interest	$	3,825 $	3,447

See Independent Accountant's Compilation Report.
See accompanying notes to financial statements.

Divinia Water, Inc.
Notes to Financial Statements

Note 1: Summary of Significant Accounting Policies

Principal Business Activity

Divinia Water, Inc. (the "Company") was formed in 2015. The Company's principal business activity is manufacturing hand-crafted, purified water. Divinia Water is the result of patented purification technology that delicately removes the effects of man. The result is balanced, deuterium depleted, cellular EZ water - renatured water. This process recreates the natural formation of water far beneath the earth's surface, where hydrogen and oxygen from heat and rock combine to make clean, pure, H2O.

 The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States. The Company has a fiscal year end of December 31.

Revenue and Cost Recognition

The Company recognizes revenue from sales of water when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Use of Estimates

The preparation of accompanying financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash equivalents are defined as short-term, highly liquid investments, which are readily convertible to cash and have remaining maturities of three months or less at the date of acquisition.

Inventory

Inventories consist of raw materials, including bottles, boxes, lids, and shipping supplies. All inventories are valued at the lower of cost or net realizable value using the first-in, first-out (FIFO) basis.

Fixed Assets

Fixed assets are recorded at cost. Gains or losses on disposition of fixed assets are reflected in income. Depreciation on assets is computed using the double declining balance method for financial reporting and income tax purposes (3 to 40 years).

Maintenance and repair costs are charged to expense as incurred and improvements are added to property, plant, and equipment accounts.

Note 1: Summary of Significant Accounting Policies (Continued)

Income Taxes

The provision for income taxes includes state income taxes currently payable by the Company.

Deferred income taxes have been provided under the liability method. Deferred tax assets and liabilities are determined based upon the difference between financial statement and tax bases of assets and liabilities, as measured by the enacted tax rates which will be in effect when these differences are expected to reverse. Deferred tax expense is the result of changes in the deferred tax asset and liability. Management has evaluated the Company's tax positions and concluded the Company has taken no uncertain tax positions that would require adjustments to the financial statements.

Leases

Lease that transfer substantially all the risks and benefits of ownership are treated as capital type leases. Other leases are treated as operating type leases. Capital leases are included in the fixed assets and are amortized using the double declining balance method over their respective terms. Operating leases are expensed over the terms of the leases using the straight-line method.

Advertising Expenses

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses charged to expense totaled approximately $1,136 for 2017 and $4,372 for 2016.

Research and Development

Research and development costs are expensed as incurred.

Subsequent Events

The Company has evaluated subsequent events through July 24, 2018, which is the date the financial statements were available to be issued. No subsequent events have been identified by management of the Company that are required to be disclosed.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures. The new standard supersedes current revenue recognition requirements in FASB Accounting Standards Codification (ASC) Topic 605, Revenue Recognition, and most industry-specific guidance. When adopted, the amendments in the ASU must be applied using one of two retrospective methods. ASU No. 2014-09 is effective for nonpublic companies for annual periods beginning after

Divinia Water, Inc.
Notes to Financial Statements

Note 1: Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncements (Continued)

December 15, 2018. The Company is currently evaluating the impact of the provisions of ASC 606.

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842). This ASU provides guidance on the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous accounting standards and new disclosures on key information about leasing arrangements. The new standard supersedes current lease accounting requirements in FASB Accounting Standards Codification (ASC) Topic 840, Leases. When adopted, the amendments in the ASU must be applied using a modified retrospective approach. ASU No. 2016-02 is effective for nonpublic companies for annual periods beginning after December 15, 2019. The Company is currently evaluating the impact of the provisions of ASC 842.

Note 2: Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts at various financial institutions. The balances, at times, may exceed federally insured limits. The Company did not exceed the insured limit at December 31, 2017 and 2016. Financial instruments that subject the Company to possible credit risk consist principally of cash deposits in excess of insured limits.

The Company grants credit to its customers in the normal course of business. During the years ended December 31, 2017 and 2016, the Company did not write off any customers' accounts as bad debts. No allowance has been established for the accounts receivable since management believes the amounts are fully collectible.

Note 3: Fixed Assets

Fixed assets are recorded at cost and depreciated using the double declining balance method. Fixed assets consist of the following:

Years Ended December 31,	Depreciable Lives	2017	2016
Leasehold Improvements	15 years	$ 93,034	$ 46,509
Furniture and Equipment	3-7 years	293,977	251,300
Processor Build	3-7 years	141,627	6,164
Vehicles	7 years	92,102	92,102
Shed	5 years	1,634	1,634
Total property and equipment		622,374	397,709
Less: Accumulated Depreciation		(179,354)	(77,395)
Net property and equipment		$ 443,020	$ 320,314

Note 4: Loans Payable

Long-term notes payable consists of a loan through BMW Financial Services with payments of $569 due monthly. The loan bears interest of 5%. The loan matures December 2021 and is secured by a vehicle. Required minimum payments for the next five years are: $5,898 for 2018, $6,144 for 2019, 6,400 for 2020, and $6,869 for 2021.

Note 5: Related-Party Transactions

The Company has a shareholder loan to one of its shareholders. No payment terms have been set for this loan.

Note 6: Leases

The Company leases warehouse space under a commercial operating lease which requires monthly payments according to the lease schedule. The lease terminates in 2020. Rent expense for this lease totaled approximately $42,707 for 2017 and $20,227 for 2016. Future rental payments required under this lease are $42,368 for 2018, 43,457 for 2019 and 3,629 for 2020.

The Company leases a forklift for use in their warehouse. The forklift lease, which is for 5 years, expiring in 2022 is classified as a capital lease. Fixed assets include $27,375 which has been capitalized. Lease amortization is included in depreciation expense.

Future minimum payments, by year and in the aggregate, under the capital lease with initial or remaining terms in excess of one year consisted of the following:

	Capital Leases
2018	$ 5,475
2019	5,475
2020	5,475
2021	5,475
2022	5,475
Total minimum lease payments	27,375
Amount representing interest	-
Present value of future minimum lease payments	27,375
Less - Current maturities	(5,475)
Long-term obligations under capital lease	$ 21,900

Divinia Water, Inc.
Notes to Financial Statements

Note 7: Income Taxes

The income tax provision consisted of deferred income taxes of $130,520 and $75,050 for the years ended December 31, 2017 and 2016, respectively. The provision for income taxes, differs from the amount of income tax determined by applying the applicable federal statutory income tax rate to pretax income due to State of Idaho Investment Tax Credit (Idaho ITC) carryforward as well as federal and state of Idaho net operating loss carryforwards.

Principal items comprising net deferred income tax assets (liabilities) as of year end are as follows:

Years Ended December 31, 2017 and 2016		2017	2016
Deferred tax assets:			
Idaho ITC	$	13,120 $	7,730
Federal NOL carryforward		196,050	86,510
State NOL carryforward		69,090	30,480
Total deferred tax assets		278,260	124,720
Deferred tax valuation allowance		(41,740)	(18,710)
Net deferred tax assets	$	236,520 $	106,010

The total deferred tax assets are presented on the balance sheet as as a long-term asset. Of the federal and state tax net operating loss, $178,479 expires in 20 years, $86,665 expires in 19 years, and $30,325 expires in 18 years.

The Company is subject to taxation in the United States and various state jurisdictions. The tax periods that remain open to examination by the federal and state jurisdictions as of December 31, 2017 covers three fiscal years from the date of filing.

Note 8: Patent

The Company uses patented technology. The patent is held by Remy and Steve Sedlmayr, the majority shareholder of the Company. Divinia Water, Inc. has exclusive right to utilize the patent.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

61
Days Left

18
Investors

$19,797.00
Raised of $10K - $107K goal

[Invest Now]   ♡

$201.00 minimum investment

DIVINIA Water
Unique & Sustainable Bottled Water

● Small OPO   ⌂ Idaho Falls, ID   🏷 Food & Beverage   ⊕ Accepting International Investment

Overview   Team   Terms   Updates   Comments   [Share]

DIVINIA Is *The* Water for the 21st Century

Invest In DIVINIA

Water is the most precious resource on the planet, yet water everywhere is contaminated. Originating from polluted sources, bottled water is transported across oceans and continents in potentially toxic plastic containers to consumers, while simultaneously contributing to the global crisis of pollution and carbon emissions. Recently, the World Health Organization released a study revealing 98% of all bottled waters contain microplastics.

As a market expected to hit $200 billion globally by 2020, things need to change.

Introducing DIVINIA, *the* breakthrough in bottled water.

We've exploited our niche by anticipating modern consumer concerns and demands for clean, functional, *healthy* water. DIVINIA is uniquely positioned in the market because of our mission: bottling water that's *actually* good for consumers *and* better for the world.

Developed for sustainability by a scientist, DIVINIA Water comes from a multi-stage purification system, perfected by our proprietary and trade secret technology. As a result, our process delicately removes the effects of man, leaving only pH balanced, pure, cellular water that allows it to be easily recognized and absorbed by the human body. (Unlike other polluted water today.) DIVINIA is water renatured.

Our unique, eco-conscious approach brings water back to its original, unadulterated form. The steps we take recreate the natural formation of water far beneath the earth's surface, where hydrogen and oxygen from heat and rock combine to make clean, pure H2O. It's what we believe people are supposed to drink.

When you invest in DIVINIA you're investing in the expansion of a living, breathing, growing company... not just an idea.

Our multi-stage purification system and proprietary trade secret technology are designed to fit into shipping containers for easy implementation into facilities around the world - giving people access to reliable, fresh, and bottled water made within 300 miles of their homes, reducing our carbon footprint and providing jobs to regional communities.

DIVINIA Water is free from contaminants at approximately 0 ppm, an unprecedented level of purity that, as far as we know, no one else can match. We believe DIVINIA Water does more than hydrate. It's also functional for the human body.

According to lab tests from UC Davis, DIVINIA Water is Deuterium Depleted Water* (DDW). Independent studies about DDW confirm the



range of health benefits, including: anti-cancerous properties, anti-aging properties, better sleep, and reduced depression.

After years of observations and anecdotal statements from loyal customers, we postulate that DIVINIA Water may have many health benefits. Because of these reasons, we have elected to undergo clinical trials conducted by National University of Natural Medicine to better quantify the functional affects of DIVINIA on kidney and liver function.

DIVINIA's current 12,000 sq ft. facility (Idaho Falls, ID)

* Deuterium-depleted water (DDW), also known more ambiguously as light water, is water which has a lower concentration of deuterium than occurs naturally. Deuterium is a heavier isotope of hydrogen which has, in addition to its one proton, a neutron that roughly doubles the mass of the hydrogen atom.



May 2017 - DIVINIA Water moved into a larger building with 9 employees and focused on achieving breakeven sales



July 2018 - DIVINIA Water has 11 employees, achieved breakeven in sales (since April), and anticipates expansion to another building by 2020

Together, Let's Make a Change For Good

Water for Clean Living in a Polluted World

The Offering

Investment

Investment $1.50/share of Common Stock | $201.00 Minimum. When you invest, you are betting DIVINIA's future value will exceed $16.4M.

Perks*

$402+ DIVINIA Water t-shirt
$1,005+ Free case of DIVINIA (24 pack)
$2,010+ 2 free cases of DIVINIA (24 pack)
$10,050+ 10 free cases of DIVINIA (24 pack)
$50,250+ 50 free cases of DIVINIA (24 pack)

*All perks occur after the offering is completed.

Proceeds from this fundraise go directly to the expansion of DIVINIA Water



These Offerings are eligible for the **StartEngine Owners' 10% Bonus**.

*For details on the bonus, please see the **Offering Summary** below.*

*DIVINIA Is **Pure** Hydration*

DIVINIA Is Unparalleled

Clean + Eco-Conscious + Functional

DIVINIA is lab tested and clinically studied by Nobel Laureates, renowned scientists, and doctors from six American universities.

DIVINIA is:

- Neutral pH
- Made in Idaho (until our anticipated expansion nationwide, including Hawaii) with sustainable hydroelectric power
- Made with 100% recyclable materials
- BPA, BPS, PTFE, and POA free
- Free from arsenic, Chromium-6, Chlorine, formaldehyde, Fluoride, Lead, MTBE, and trace pharmaceuticals and pesticides.
- Clinically studied at the Natural University of Natural Medicine in Oregon and Amity University in India

Clean	*Eco-Conscious*	*Functional*
		

DIVINIA is free from contaminants at approximately 0 ppm, an unprecedented level of purity matched, as far as we know, by no other. Our proprietary trade secret process recreates the natural formation of water far beneath the earth's surface, where hydrogen and oxygen from heat and rock combine to make clean, pure H2O.

We use **sustainable hydroelectric power to produce clean water, bottled in recyclable glass free of BPAs and BPS.** Our goal is to install plants across the nation, thereby reducing our carbon footprint in transportation.

Our water has a positive effect on your body. According to a 2017 study conducted by Amity Institute of Biotechnology, participants who drank a DIVINIA-based beverage had a "...significant increase (1141.59 0.22 mmol/L) in serum and osmolality (288.56 0.61 moll/kgH2O) and salivary flow rate from 0.56 0.05g/min to 0.66 0.04g/min and lower urine volume (1766.45 80.80 ml) in formulated isotonic beverage compared to the isotonic beverage prepared using deionized water."





Offering Conscientious Consumers A Sustainable Alternative

We're *advancing* water purification technology that's energy efficient and eco-friendly, without sacrificing an exceptional drinking experience. Additionally, we're community driven. By establishing plants across the nation, we'll be able to keep resources local, increase local employment, and reduce carbon emissions.

Furthermore, we contribute to empirical, scientific research of water to educate people on the benefits of hydration while protecting our natural resources for future generations.

The Benefits of DIVINIA Are Clear

Backed by Research from Seven Universities

DIVINIA is the subject of research by the National University of Natural Medicine, through a clinical trial studying and identifying its potential benefits for individuals with faulty liver and kidney function. We're eagerly anticipating the preliminary results of that study, which will be announced in the near future. **DIVINIA**, studied at six American universities, has test results highlighting the unique characteristics of **DIVINIA**. Statements made by individuals with problematic diseases signify that consumers believe in beneficial results from consistently drinking **DIVINIA**.

Penn State University

Dr. Rustum Roy

Pioneering Material Scientist

In a test of 1,000's of waters, **DIVINIA is the only water to have a true energy change** that stays with the water.

"With appropriate development, these properties have, we believe, considerable potential for being exploited in a wide range of applications"

University of Washington

Dr. Gerald Pollack

Leading Researcher on Water

As one of the world's leading expert on intracellular water called "EZ water," Dr Pollack **confirmed the energetic properties** of Divinia.

Dr. Pollack has been offered a role as scientific advisor for DIVINIA Water.

 **PennState**



A 2017 study conducted by Amity Institute of Biotechnology in India concluded that DIVINIA, in conjunction with a holistic and healthy diet, is effective at hydrating.

"Consumption of sugar-sweetened, artificially sweetened beverages with different synthetic chemical additives are likely to contribute to an increased risk of dehydration, type-2 diabetes, cancer, heart diseases, asthma, COPD (Chronic Obstructive Pulmonary Disease) and obesity... These negative health effects have received considerable attention to our present research to formulate isosmotic cellular health diet by using exclusion zone (EZ) water (DIVINIA) in the form of isotonic fruit based beverage with natural ingredients with significant amounts of bioactive compounds and new natural preservative in order to make organoleptically acceptable self-stable product to improve health with hydration and well-being....

Based on the results, it is concluded that it is a novel rehydration beverage as it had the same osmolality as serum which is useful for the restoration of normal body fluid volumes to maintain intracellular and extracellular body fluids distribution."

Dr. J. Shankaraswam and Sarika Saxen
Amity University Uttar Pradesh

Voluntary Consumer Statements

"My wife just received her order of Divinia water for the first time. This is by far the best tasting water. Thank you for all that you do... We look forward to placing many orders for the health and well being of our family!"

John Smith
Facebook Review

"The taste alone is worth buying and the fact that it helps your digestion and health is additional benefit. Seriously the best tasting water ever."

Darcie Snyder
Amazon Review

"Best water in the market."

Nicholas Priest
Amazon Review



The Bottled Water Market Is Thriving...

Bottled Water Sales in the US **Exceeded $24B***

From 2014 to 2017, the global bottled water **market grew over $200B** following **9% yearly growth**

The Business Research Company

Americans drink **58 gallons of water, on average, versus 44 gallons of soda** per year.

The Atlantic

For the second year in a row, **more Americans will drink more water** than All types of soda combined

Market Watch

*Bloomberg

 3000

Sales of the leading bottled water still brands in the United States in 2017 (in million U.S. dollars)



Sources
IRI; Beverage Industry Magazine
Copyright Statista 2016

Additional Information
United States; IRI; 52 weeks ending August 13, 2016

DIVINIA Water falls within the "Private Label" category, as shown in the graph above.

...And Word About DIVINIA Has Begun To Spread

As Seen In New York Magazine



2016 Berkeley Springs International Water Tasting Silver Medalist



Official Fin Fun Pool Party Sponsor



On Local Grocery Store Shelves



Sold On AMAZON



Five Star Rating on Amazon

As of July 16, 2018

DIVINIA: Momentum Forward

C-Corp Established in 2015

Past - Build Phase

DIVINIA was officially incorporated as a C-Corp. in October, 2015. The incorporation was a natural progression for the company following 10 years of careful research and development of the purification system that gives DIVINIA Water it's competitive edge.

In 2016, the company moved from a boutique, garage-based business into a 3,200 square-foot facility. **Sales reached $100,000 after the first year**.

Present - Growth Phase

As of May 2017, DIVINIA operates out of a 12,000 square-foot plant located in the heart of Idaho Falls, ID. Through the efforts of DIVINIA's engineering team, **the company is now at breakeven revenues following a 250%+ growth rate since January of 2018.** They are in the process of installing a vapor compression distiller that increases the amount of water to be processed by a factor of 10 fold. The company is planning to produce over 1,200 bottles per day with the completion of six additional water processors added to our existing line after the successful completion of a maximum crowdfunding raise of $106,998.

Future - Expansion Phase

Whether or not the corporation is successful in its future funding raising efforts of an additional $900,000, it is planning for further future expansion. This would entail building more processors and installation of the bottling line to bottle over 6400 bottles per day. However, the additional $900,000 crowdfunding raise will allow it to move faster and potentially enter into more markets quicker. With the increased output up to 6400 bottles per day, projections estimate that the sales income could exceed $3.025 million, with freight costs of $1.525 million, packaging costs of $267,533, overhead costs of $542,795, cost of goods sold of

DIVINIA anticipates the increased production to yield an increase in their potential profit.

$557,440, netting a potential net profit of $832,000 yearly. These numbers are estimates and do not take into consideration discounts for scaling. This would also allow the corporation to drop the price of their product by approximately 20%. The above numbers are estimates based on historical costs for the company and may or may not be attainable, and do not take into account a scaling factor.



A Family Owned Corporation

Join the Movement for Healthy, Sustainable Bottled Water

Natural. What does that mean to you?

To some, the word might define a lifestyle - to eat food from the garden and live without chemicals. To others, "natural" might mean familiar or known - to live and act in a way that is innate to our humanness. At DIVINIA, "natural" is everything to us. It's in our DNA, our thoughts, our outlook, and what we do.

Caring about what we eat and drink, only to discover all water is contaminated, our four family members naturally joined together to create a company dedicated to clean living through water.

We are committed to making water at its most **pure** state - without man's imprint of pharmaceuticals, hormones, chemicals, and toxins. What you're left with is natural h2o, close to what our ancestors drank thousands of years ago.

We believe that water, water with quality you trust, means a healthier and happier life. Because we believe water is natural to who we are as people... as humans.

But what's our ambition? Our mission? We want for our customers exactly what we want for our own family and friends: **a better life with good water, free of pain.**

"Through our growth, we are perfecting and completing our commercial purifiers, so that we will be able to produce the same quality of water at a much more efficient rate - about 96 gallons a day per unit. With our R&D, we will be able to generate many units, all working together to build an eco-friendly bottled water facility that meets larger demand."

Kiersten Sedlmayr Landers
DIVINIA COO



DIVINIA strives to lead in pioneering purification technology, contribute scientific research, and make clean water ubiquitous to all people in order to become the Earth's "default" water. To accomplish this goal, DIVINIA maintains a five-pillar mission:

1. Continually practice sustainable operations that are good for people and the environment.
2. Produce a profit and increase value for shareholders, so that consumers have a safe and healthy default for bottled water.
3. Pioneer the advancement of water purification technology that is energy efficient and eco-friendly, while offering an exceptional drinking experience.
4. Be community driven by establishing plants in various regions to keep resources local, add employment, and reduce carbon emissions.
5. Contribute to the overall understanding and scientific research of water for the benefit of generations to come.


DIVINIA


DIVINIA Moves into First


DIVINIA Water


DIVINIA Starts to Break Even in Monthly


Preliminary Results of



Becomes Officially Incorporated	Into First Bottling Facility/Warehouse	Clinical Trial	In Monthly Sales	Results of NUNM Study Released
Our family company begins to grow.	We begin production.	Results are shared at the Conference on the Physics, Chemistry and Biology of Water in Bulgaria.	With a solid foundation and amazing product, we begin to build market traction.	An unprecedented study begins to show results. (ANTICIPATED)
October 2015	**February 2016**	**November 2017**	**April 2018**	**February 2019**

February 2016	**April 2017**	**March 2018**	**July 2018**	**August 2020**
DIVINIA Wins Silver at the Berkeley Springs International Water Tasting	DIVINIA Outgrows First Facility	National University of Natural Medicine	Divinia Launches Campaign On StartEngine!	DIVINIA Expands
The "Oscars" of water tasting.	We move into 12,000 square foot warehouse.	DIVINIA signs agreement to conduct a large clinical study of DIVINIA.	Now, YOU can be a part of our company!	First satellite plant opens. (ANTICIPATED)

In the Press



SHOW MORE

Meet Our Team



Steven Sedlmayr

President, CEO & Director

In the early 1980's, Sedlmayr founded Advanced Displays Technology, Inc., where he pioneered the first million pixel display and patented one of the first digital laser projectors in existence, which was the basis to his second display company in the early 90's. He went through SEC registration and took the ADTI public on NASDEQ. Upon the lucrative exit of the company, Sedlmayr pursued water filtration technology by inventing a revolutionary purification process. This same process is the foundation to Divinia Water and is what gives us our competitive advantage, changing the way people perceive bottled water. Foreseeing future market trends and consumer demands, Sedlmayr has taken Divinia from strength to strength in its evolution from small family business to industry interrupter. Sedlmayr founded the company in 2014 and incorporated Divinia in October 2015; he has dedicated all of his full time and effort to Divinia since early 2014. He serves as the company's President and CEO since inception of the company, October 2015.

   



Ray Steitz
Advisor

Ray Steitz brings over 25 years of beverage sales experience as ex- Vice President of Sales and Marketing Operations with Anheuser Busch. Ray is a senior executive with extensive experience with a Fortune 150 Corporation. He has demonstrated ability to maximize sales force organizational design for business growth, cost reduction and service excellence. Experience Ray brings includes direct supervision of channel (wholesale and retail) sales forces, marketing programming, training, sales systems development, incentive development, succession planning, and contract compliance; extensive experience in all aspects of sales force and sales operations management.



Crosby Sedlmayr
COO & Director

Crosby has worked alongside Steven since the inception of Divinia, becoming COO and co-founder in October 2015. From 2005 - 2008, Crosby attended Northern Arizona University where he sought a degree in mechanical engineering. From April 2012 to September 2015, Crosby was hired as a call center manager at wellness vitamin company, Melaleuca, where he supervised 25+ employees. Instrumental in the development and research of Divinia Water technology, Sedlmayr maintains the day-to-day operations/functions of the company while driving the company forward in advanced scientific development and research and works only full time at Divinia.



Remy Sedlmayr
Treasurer

Remy has over 20 years of office management and bookkeeping and helped Steven take their company public in the 80's. She is instrumental in the maintenance of important documents and financial records. Remy works closely with our CPAs to make sure that Divinia is compliant in the realm of taxes, payroll, banking, etc. and is the liaison between Steven and Kiersten, helping to provide important legal documentation to the IRS, SEC, and other governmental agencies. Remy has been with Divinia full time since 2014 and became Treasurer in October 2015, when the company was officially incorporated.



Kiersten Landers
Secretary

Kiersten has worked with the company since its early days and carved a role for herself as co- founder and secretary in October 2015. In July 2015, before joining Divinia, Kiersten was appointed regional sales manager for BTH Hospitality Group, where she lead sales efforts and assisted in the opening of a new Hilton hotel. She left in September 2015 to augment sales efforts at Divinia Water. She attended Loyola Marymount University and has a degree in Business Administration - Entrepreneurship. Kiersten works full time with the CEO in harnessing legal matters, marketing, customer service, compiling important documents, and assisting with investor relations.



Ron Mezzetta
Director

In 2017, Ron joined Divinia's board bringing with him a wealth of experience and knowledge in food manufacturing and marketing. Mr. Mezzetta was previously President and General Manager of Mezzetta Foods, a company that creates sauces and condiments as a national brand. In 2004, Ron retired from Mezzetta Foods, appointing his son, Jeff, as President. Ron is President of MacArthur Court Properties and Mezzetta Court Ventures, both commercial real estate companies.



Michael Breen
Director

Before joining Divinia's board in 2017, Mickey became CEO of Convergent Mobile in 2013 and has continued to drive success by raising equity, building strong relationships, evolving products and establishing 25%+ year over year growth for the last four years. Previously, he lead expansive growth for over 18 years in the finance industry working for companies that include JPMorgan Chase, Cornerstone Mortgage Capital and First Security.



Dr. Sheldon Lu
Director

Sheldon has been a board member of Divinia since the company officially incorporated in 2015. Dr. Sheldon Lu, DMD, is a board certified periodontist.. After graduating in 2007 from University of Pittsburgh, School of Dental Medicine, Sheldon became a commissioned dental officer serving in the US Army Dental Corp. In 2012 Sheldon successfully completed his training in the specialty of periodontics from the US Army Advanced Education in Periodontics and received his specialist certificate, as well as a Master of Science degree in Oral Biology from Georgia Regent University. Since December 2015, Dr. Lu owns and operates his own practice in California.

Offering Summary

Maximum 71,332 shares* of Common Stock ($106,998)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 6,666 shares of Common Stock ($9,999)

Company	DIVINIA Water, Inc.
Corporate Address	149 Chestnut St. Idaho Falls, ID 83402
Description of Business	Divinia Water is essential hydration without ingredients or additives. Divinia is free from toxic pollutants and chemicals, making it the healthiest option for consumers. Bottled in recyclable glass bottles with clean lines and timeless packaging, Divinia is easily recognized as an exceptionally unique product.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1.50
Minimum Investment Amount (per investor)	$201.00

Perks*

$402+ DIVINIA Water t-shirt

$1,005+ Free case of DIVINIA (24 pack)

$2,010+ 2 free cases of DIVINIA (24 pack)

$10,050+ 10 free cases of DIVINIA (24 pack)

$50,250+ 50 free cases of DIVINIA (24 pack)

All perks occur after the offering is completed

The 10% Bonus for StartEngine Shareholders

DIVINIA Water, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 200 shares of Common Stock at $1.50 / share, you will receive 20 bonus shares of Common Stock, meaning you'll own 220 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment";

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

200



ARTICLES OF INCORPORATION
(General Business)
Title 30, Chapters 21 and 29, Idaho Code
Filing fee: $100 typed, $120 not typed
Complete and submit the form in <u>duplicate.</u>

FILED EFFECTIVE

2015 OCT 29 AM 9: 25

SECRETARY OF STATE
STATE OF IDAHO

☐ This general business corporation is a **benefit corporation.**
(Check if applicable pursuant to Title 30, Chapter 20, Idaho Code)

Article 1: The name of the corporation shall be:

Divinia Water, Inc.

Article 2: The number of shares the corporation is authorized to issue: 10,000,000

Article 3: Registered agent name and address:

United States Corporation Agents, Inc.   950 Bannock Street, Suite 1100   Boise, ID 83702
(Name)   (Address)

Article 4: Incorporator name and address:

LegalZoom.com, Inc., 101 N. Brand Blvd., 11th Floor, Glendale, CA 91203
(Name)   (Address)

Article 5: The mailing address of the corporation shall be:

368 W. 129 N, Idaho Falls, Idaho 83401
(Address)

Optional Articles (director names and addresses, for example):

Signature of at least one incorporator:
Cheyenne Moseley, Assistant Secretary,
Printed Name: LegalZoom.com, Inc.

Signature: _____

Printed Name: _____

Signature: _____

Revised 06/2015